15045659

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 25 2015
Washington DC
404

SEC FILE NUMBER
8- 67444

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 AND ENDING 12/31/2014
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EUREKA CAP PARTNERS INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

673 FIFTH AVENUE 5th FLOOR
(No. and Street)

NEW YORK N.Y. 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LEONARD ROSEN + COMPANY PC
(Name – *if individual, state last, first, middle name*)

15 MAIDEN LANE NEW YORK NY 10038
(Address) (City) (State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

2/26/15
2/27/15

OATH OR AFFIRMATION

I, Burke Farnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EurekaCap Partners Inc, as of December 31, 2014, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MARYANN RUGGIERO
Notary Public, State of New York
No. 01RU6202240
Qualified in Westchester County
Commission Expires March 16, 2017

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Shareholder
Eurekacap Partners Inc.

We have audited the accompanying financial statements of Eurekacap Partners Inc. which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of Eurekacap Partners Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Eurekacap Partners Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information has been subjected to audit procedures performed in conjunction with the audit of Eurekacap Partners Inc.'s financial statements. The supplemental information is the responsibility of Eurekacap Partners Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplementary information we evaluated whether the supplementary information, including its form and content is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Leonard Rosen + Company, P.C.

New York, NY
February 18, 2014

Eurekacap Partners Inc
Balance Sheet
December 31, 2014

ASSETS

Current Assets		
Cash HSBC	$ 302,114.02	
Due From Eurekahedge	41,428.63	
Prepaid Rent	2,650.00	
Total Current Assets		346,192.65
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 346,192.65

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 8,350.00	
Corp Taxes Prepaid/Payable	5,604.62	
Commission Payable	3,385.97	
Total Current Liabilities		17,340.59
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		17,340.59
Capital		
Common Stock	100.00	
Paid In Capital	99,900.00	
Retained Earnings	218,369.01	
Net Income	10,483.05	
Total Capital		328,852.06
Total Liabilities & Capital		$ 346,192.65

Eurekacap Partners Inc
Income Statement
For the Twelve Months Ending December 31, 2014

	Current Month	Year to Date
Revenues		
Commission Income		$ 516,489.00
Total Revenues		516,489.00
Expenses		
Salaries		198,338.35
Sal - Comm		129,280.49
Pension Exp		21,000.00
Accounting		19,150.00
Professional Fees		28,250.00
Rent		31,800.00
Telephone		269.67
Travel		16,113.55
Meals		2,605.73
Office		475.89
NASD Fees		2,745.90
Medical		28,133.27
Prof Fees		464.82
Payroll Service		1,650.22
Insurance		4,758.55
Payroll Taxes		15,922.23
Corp Taxes		5,047.28
Total Expenses		506,005.95
Net Income		$ 10,483.05

Eurekacap Partners Inc
Changes in Capital
31-Dec-14

	Common Stock	Paid In Capital	Retained Earnings	Capital
January 01, 2014	100	99,900	218,369	318,369
2014			10,483	10,483
December 31, 2014	100	99,900	228,852	328,852

Eurekacap Partners Inc
Statement of Changes in Financial Position
For the twelve months ended December 31, 2014

Sources of Working Capital	
Net Income	10,483.05
Analysis of componants of changes	
Increase <Decrease> in Current Assets	
Prepaid Fidelity Bond	1,061.67
Due From Eurekahedge	2,898.47
<Increase> Decrease in Current Liabilities	
Accounts Payable	7,500.00
Accrued Expenses Payable	(6,000.00)
Corp Taxes Prepaid/Payable	1,794.94
Commission Payable	(5,729.43)
Net change	12,008.70
Cash as of January 01, 2014	290,105.32
Cash as of December 31, 2014	302,114.02
Increae in cash	12,008.70

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Organization of the Company

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Related Party Transactions

Under the terms of an agreement with Eureka Capital Partners (HK) Limited ("EH Hong Kong"), the Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, EH Hong Kong pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. All income of the Company was earned under the terms of this agreement.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2014, the Company's net capital of $284,773 was $279,773 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.61 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2014 and the date of the audit report, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

Eurekacap Partners Inc
Net Capital Computation
31-Dec-14

Capital		328,852
Non Allowable Assets		
Prepaid rent	2,650	
Due From EurekaHedge	41,429	
		44,079
Net capital		284,773
Minimum Net Capital		5,000
Excess Net Capital		279,773

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

The Shareholder
Eurekacap Partners Inc.

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Eurekacap Partners Inc. identified the following provisions of 17 C.F.R. 15c3-3(k)(ii) under which Eureka Partners Inc. claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(ii) and (2) Eurekacap Partners Inc. stated that Eurekacap Partners Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Eurekacap Partners Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Eurekacap Partners Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of rule 15c3-3 under the Securities Exchange Act of 1934.

Leonard Rosen + Company, P.C.

New York, NY
February 18, 2015

Eurekacap Partners Inc:

Eurekacap Partners Inc.(the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c33(k)(2)(ii) throughout the most recent fiscal year without exception

Eurekacap Partners Inc.

I, Burke Farnell, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Burke Farnell

Director

February 23, 2015

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

Independent Auditor's Report

The Shareholder
Eurekacap Partners Inc.

We have audited the accompanying statement of financial condition of Eurekacap Partners Inc. as of December 31, 2014 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. This financial statement is the responsibility of Eurekacap Partners Inc's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Eurekacap Partners Inc as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
February 18, 2015

Eurekacap Partners Inc
Balance Sheet
December 31, 2014

ASSETS

Current Assets		
Cash HSBC	$ 302,114.02	
Due From Eurekahedge	41,428.63	
Prepaid Rent	2,650.00	
Total Current Assets		346,192.65
Property and Equipment		
Total Property and Equipment		0.00
Other Assets		
Total Other Assets		0.00
Total Assets		$ 346,192.65

LIABILITIES AND CAPITAL

Current Liabilities		
Accounts Payable	$ 8,350.00	
Corp Taxes Prepaid/Payable	5,604.62	
Commission Payable	3,385.97	
Total Current Liabilities		17,340.59
Long-Term Liabilities		
Total Long-Term Liabilities		0.00
Total Liabilities		17,340.59
Capital		
Common Stock	100.00	
Paid In Capital	99,900.00	
Retained Earnings	218,369.01	
Net Income	10,483.05	
Total Capital		328,852.06
Total Liabilities & Capital		$ 346,192.65

EUREKACAP PARTNERS INC

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2014

1. Organization of the Company

The Company is registered with the Financial Industry Regulatory Authority ("FINRA") as a Broker Dealer and is exempt from Securities and Exchange Rule 15c3-3 under Section (k)(2)(i).

2. Nature of Business

The Company introduces accredited investors to hedge funds and long only funds for which the Company receives referral fees.

3. Summary of Significant Accounting Policies

A. Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds to be cash and cash equivalents.

B. Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, revenues and expenses.

4. Related Party Transactions

Under the terms of an agreement with Eureka Capital Partners (HK) Limited ("EH Hong Kong"), the Company performs marketing activities for investment into hedge funds from potential investors based primarily in the United States. In consideration of the performance of these services, EH Hong Kong pays all overhead and operational expenses incurred by the Company plus 3.1% of such expenses. All income of the Company was earned under the terms of this agreement.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1,500%. At December 31, 2014, the Company's net capital of $284,773 was $279,773 in excess of its required net capital of $5,000. The ratio of aggregate indebtedness to net capital was 0.61 %.

6. Reserve Requirement Computation

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(ii). Therefore, they are not required to compute 15c3-3 Reserve Requirements.

7. Possession and Control Requirements

The Company is registered with FINRA as a Broker Dealer exempt from SEC Rule 15c3-3 under Section (k)(2)(i). Therefore, they are not subject to Possession or Control Requirements under SEC Rule 15c3-3.

8. Subsequent Events

The Company has evaluated events and transactions that occurred between December 31, 2014 and the date of the audit report, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N.Y. 10038

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES

The Shareholder
Eurekacap Partners Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2014, which were agreed to by Eurekacap Partners Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, and SIPC, solely to assist you in evaluating Eurekacap Partners Inc's compliance with Rule 17a-5(e)(4).

Management is responsible for the compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed are as follows:

1. Compared the listed assessment payments with respective cash disbursement records entries noting no exceptions.
2. Compared the amounts reported on the audited Form X-17A-5for the year ended December 31, 2014, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2014 noting no exceptions.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no exceptions.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no exceptions.
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed noting no exceptions.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Leonard Rosen & Company, P.C.

February 18, 2015